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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ryerson Tull, Inc.
-------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------
(Title of Class of Securities)


78375P107
--------------
(CUSIP NUMBER)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

CUSIP NO.  78375P107               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & co., Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))**

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

2,478,017

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

2,478,017


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,478,017(ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.01%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILLING OUT!
   **SEE EXHIBIT A

Page 3 of 9 Pages

CUSIP NO.  78375P107                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Small Cap Value Fund, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,569,081

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,569,081

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,569,081

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.34%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!
   **SEE EXHIBIT A

Page 4 of 9 Pages

14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT
TO WHICH THIS SCHEDULE IS FILED:

	[X]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)


ITEM 1 (a)  Name of Issuer:
	    --------------

	    Ryerson Tull, Inc. (the "Company")


ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
	    -----------------------------------------------

	    2621 West 15gth Street
	    Chicago, IL  60608

ITEM 2 (a)  Name of Persons Filing:
	    ---------------------

	    Merrill Lynch & Co., Inc.
	    (on behalf of Merrill Lynch Investment Managers ("MLIM"))

	    Merrill Lynch Small Cap Value Fund, Inc.

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
	    -----------------------------------------------------------

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Small Cap Value Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536


ITEM 2 (c)  Citizenship:
	    -----------
See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
	    ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

See Cover Page

Page 5 of 9 Pages


ITEM 3

	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b), Or 13d-2(c), check whether the person filing is a:

(a) [ ] Broker of Dealer registered under Section 15 of the Act,
(b) [ ] Bank as defined in Section 3(a)(6) of the Act,
(c) [ ] Insurance Company as defined in Section 3(a)(19)of the Act,
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940,
(e) [X] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
(g) [X] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),
(i) [ ] A church plan that is excluded from the definition of an an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4  Ownership
	---------
(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

	  See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

	  See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

	  See Item 7 of Cover Pages

    (iv)  shared power to dispose of or direct the disposition of:

	  See Item 8 of Cover Pages

Page 6 of 9 Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
	--------------------------------------------

	Not Applicable


ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
	---------------------------------------------------------------

	Merrill Lynch & Co., Inc. (ML&Co.") is a parent holding company. Merrill Lynch Investment Managers ("MLIM") is an operating division
Of ML&Co.'s indirectly owned asset management subsidiaries.   Certain
Of these subsidiaries hold certain shares of the security which is The subject of this report. (See Item 7)


ITEM 7   Identification and Classification of the Subsidiary Which
   Acquired the Security Being Reported on by the Parent Holding
   Company or Control Person.
  	   ------------------------------------------------------------------

   Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company. Merrill Lynch Investment Managers ("MLIM") is an operating division of ML&Co. consisting of ML&Co.'s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of the common stock which is the subject of this 13G filing:

Fund Asset Management, L.P.
Merrill Lynch Investment Managers, L.P.
QA Advisors, LLC


ITEM 8   Identification and Classification of Members of the Group.
	 ----------------------------------------------------------

Not Applicable



ITEM 9  Notice of Dissolution of Group.
	------------------------------

Not Applicable

Page 7 of 9 Pages


ITEM 10  Certification
	 -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 3, 2000

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))

/s/ Thomas D. Jones, III
-----------------------------
Name:  Thomas D. Jones, III
Title:  Attorney-In-Fact*


Merrill Lynch Small Cap Value Fund, Inc.

/s/ Thomas D. Jones, III
-------------------------
Name:  Thomas D. Jones, III
Title Attorney-In-Fact**

------------------------------------
*Signed pursuant to a power of attorney, dated January 25, 1999, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc. (on behalf of Merrill Lynch Asset Management Group ("AMG")) - now known as Merrill Lynch Investment Managers ("MLIM") - on January 28, 1999 with respect Creative Technology, Limited.

***Signed pursuant to a power of attorney, dated November 2, 2000, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc. (on behalf of Merrill Lynch Investment Managers ("MLIM")on this 13G filing.

Page 8 of 9 Pages


EXHIBIT A

Merrill Lynch Investment Mangers ("MLIM") of ML&Co. is comprised of the following legal entities: Merrill Lynch Investment Managers, L.P. ("MLIM LP"), dong business as Merrill Lynch Investment Managers, QA Advisers, LLC ("QA"), doing business Merrill Lynch Investment Managers Quantitative Advisers; Fund Asset Management, L.P., doing business as Fund Asset Management ("FAM"); Merrill Lynch Asset Management U.K. Limited ("MLAM UK"); Merrill Lynch (Suisse)
Investment Management Limited ("MLS"); Merrill Lynch Investment Managers International Limited ("MLIMI"); Merrill Lynch Investment Managers, Ltd.; Merrill Lynch Investment Managers Limited (Australia); Merrill Lynch Investment Managers (Isle of Man) Limited; Merrill
Lynch Investment Managers (Asia Pacific) Limited; Merrill Lynch Investment Managers Asia Limited; Merrill Lynch Investment Managers Kapitalanlagegesellschaft mbH; Munich London Investment
Management, Ltd.; Merrill Lynch Investment Managers Ltda.; Merrill Lynch Mercury Asset Management Japan Limited; Merrill Lynch
Investment Managers Canada, Inc.; DSP Merrill Lynch Asset Management (India) Limited; PT Merrill Lynch Indonesia; Merrill Lynch Phatra Securities Co., Ltd.; Merrill Lynch Global Asset Management Limited; Mercury Asset Management International Channel Islands Limited ("MAMCI"); Merrill Lynch Investment Managers channel Islands Limited; Grosvenor Venture Managers Limited; and Merrill Lynch Fund Managers Limited. Each of MLIM LP, FAM, QA, MLAM UK, MLS, MLIMI, and MAMCI is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which acts as investment adviser operating under the laws of a jurisdiction other than the United States. The investment advisers that comprise MLIM exercise voting and investment powers over portfolio securities independently from other direct and indirect subsidiaries of ML&Co.

Page 9 or 9
Exhibit B
Power of Attorney

	The undersigned, Merrill Lynch Small Cap Value Fund, Inc., a corporation duly organized under the laws of the state of Maryland, with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, does hereby make, constitute and appoint Michael J. Hennewinkel, Jerry Weiss, Ira P. Shapiro and
Thomas D. Jones, III, acting severally, each of whose address is 800 Scudders Mill Road, Plainsboro, New Jersey 08536, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to execute and cause to be filed and/or delivered as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number as appropriate of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports together with any amendments and joint filing agreements under Rule 13d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section
13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on this 2nd day of November, 2000.

MERRILL LYNCH SMALL CAP VALUE FUND, INC.
By:  /s/ Terry K. Glenn
Name:  Terry K. Glenn
Title:     President & Director